UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated March 28, 2019

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated March 28, 2019, announcing the main resolutions to be proposed at STMicroelectronics’ 2019 Annual General Meeting of Shareholders.

PR N°C2885C

STMicroelectronics Reports on Main Resolutions to be Proposed
at the 2019 Annual General Meeting of Shareholders

Geneva, March 27, 2019 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the main resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM) which will be held in Amsterdam, the Netherlands, on May 23, 2019.

The main resolutions, proposed by the Supervisory Board, include:

●
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards (IFRS). The 2018 Statutory Annual Accounts were filed with the Netherlands Authority for the Financial Markets (AFM) on
March 27, 2019 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

●
The distribution of a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020 to shareholders of record in the month of each quarterly payment as per the table below;

●	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2020 AGM;

●	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM; and

●	The appointment of Ms. Claudia Bugno, in replacement of Mr. Salvatore Manzi, as member of the Supervisory Board, for a three-year term expiring at the 2022 AGM.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be April 25, 2019. The complete agenda and all relevant detailed information concerning the 2019 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of March 27, 2019.

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in Europe on:	Until Open of Business in NY on:

Q2 2019	17.Jun.19	18.Jun.19	19.Jun.19	25.Jun.19	17.Jun.19	19.Jun.19
Q3 2019	16.Sep.19	17.Sep.19	18.Sep.19	24.Sep.19	16.Sep.19	18.Sep.19
Q4 2019	16.Dec.19	17.Dec.19	18.Dec.19	27.Dec.19	16.Dec.19	18.Dec.19
Q1 2020	16.Mar.20	17.Mar.20	18.Mar.20	24.Mar.20	16.Mar.20	18.Mar.20

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel : +41.22.929.58.12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 28, 2019	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services